UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA ENERGY 488 8th Avenue San Diego, California 92101

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy

Savings Plan

Employer ID No: 33-0732627
Plan Number: 002

Financial Statements as of December 31, 2017 and
2016, and for the Year Ended December 31, 2017,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public
Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Sempra Energy Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sempra Energy Savings Plan (the  “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2018

We have served as the auditor of the Plan since 1998.

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

(Dollars in thousands)

	2017	2016

CASH AND CASH EQUIVALENTS	$-	$19

INVESTMENT —
Interest in Sempra Energy Savings Master Trust, at fair value	332,632	295,882

RECEIVABLES:
Notes receivable from participants	3,312	2,928
Dividends	517	511
Employer contributions	1	1
Participant contributions	-	3

Total receivables	3,830	3,443

NET ASSETS AVAILABLE FOR BENEFITS	$336,462	$299,344

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust
investment gain	$45,713

Contributions:
Employer	4,105
Participant	12,173
Participant rollovers	1,739

Total contributions	18,017

Interest income on notes receivable from participants	136

Total additions	63,866

DEDUCTIONS:
Distributions to participants or their beneficiaries	27,042
Administrative expenses	71

Total deductions	27,113

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	36,753

PLAN TRANSFERS:
Transfers from plans of related entities	9,000
Transfers to plans of related entities	(8,635)

Net plan transfers into plan	365

INCREASE IN NET ASSETS	37,118

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	299,344

End of year	$336,462

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in Sempra Energy common stock through the Company Stock Fund (Sempra Stock Fund) which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2017. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2017. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2017 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-Elective Matching Contributions —Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock through the Sempra Stock Fund, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock. In May 2018, the TradeLink Plus account was transferred from Pershing LLC to a Personal Choice Retirement Account (PCRA) held with Charles Schwab.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held, through the Master Trust, 634,979 and 682,857 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,138,258 during the year ended December 31, 2017.

Newport Trust Company (“Newport,” formerly Evercore Trust Company, N.A.), is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determined to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock pending further investment directions from Plan participants.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2017 or 2016.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2017 and 2016, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2017, had maturity dates through January 2033. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2017 and 2016 are summarized as follows:

	As of December 31, 2017
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$67,892
Mutual funds	799,697	81,311
Stable value fund	201,572	16,944
Common/collective trusts	1,544,545	166,485

Master Trust investments	3,618,820	332,632

Plus:
Cash	440	-
Notes receivable from participants	77,056	3,312
Dividends receivable	7,419	517
Employer contributions receivable	7	1
Participant contributions receivable	19	-

Net assets available for plan benefits	$3,703,761	$336,462

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$68,723
Mutual funds	718,574	71,098
Stable value fund	224,830	18,458
Common/collective trusts	1,288,472	137,603

Master Trust investments	3,331,730	295,882

Plus:
Cash	101	19
Notes receivable from participants	75,546	2,928
Dividends receivable	7,422	511
Employer contributions receivable	9	1
Participant contributions receivable	29	3

Net assets available for plan benefits	$3,414,837	$299,344

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2017, is as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$73,108
Mutual funds	113,136
Stable value fund	143
Common/collective trusts	232,283

Net appreciation in fair value of investments	$418,670

Dividend income	$50,193

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	2017	2016

Level 1 investments:
Sempra Energy common stock	$1,073,006	$1,099,854
Mutual funds	799,697	718,574

Total level 1 investments	1,872,703	1,818,428

Investments measured at NAV*:
Stable value fund	201,572	224,830
Common/collective trusts	1,544,545	1,288,472

Total investments	$3,618,820	$3,331,730

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2017 or 2016.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. Beginning July 15, 2017, the Fidelity International Asset Management (FIAM) Select International Equity Commingled Pool Fund no longer has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2018 through January 2033	**	$3,311,951

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

San Diego Gas & Electric

Company Savings Plan

Employer ID No: 95-1184800
Plan Number: 001

Financial Statements as of December 31, 2017 and
2016, and for the Year Ended December 31, 2017,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public
Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are
omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

San Diego Gas & Electric Company Savings Plan

San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2018

We have served as the auditor of the Plan since at least 1980; however, the specific year has not been determined.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

(Dollars in thousands)

	2017	2016

CASH AND CASH EQUIVALENTS	$3	$-

INVESTMENT —
Interest in Sempra Energy Savings Master Trust, at fair value	1,394,870	1,283,134

RECEIVABLES:
Notes receivable from participants	28,179	28,415
Dividends	2,853	2,809
Employer contributions	3	1
Participant contributions	9	3

Total receivables	31,044	31,228

NET ASSETS AVAILABLE FOR BENEFITS	$1,425,917	$1,314,362

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust investment gain	$181,764

Contributions:
Employer	13,949
Participant	50,352
Participant rollovers	2,948

Total contributions	67,249

Interest income on notes receivable from participants	1,235

Total additions	250,248

DEDUCTIONS:
Distributions to participants or their beneficiaries	135,900
Administrative expenses	257

Total deductions	136,157

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	114,091

PLAN TRANSFERS:
Transfers from plans of related entities	7,985
Transfers to plans of related entities	(10,521)

Net plan transfers out of plan	(2,536)

INCREASE IN NET ASSETS	111,555

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,314,362

End of year	$1,425,917

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.       PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in the common stock of Sempra Energy, through the Company Stock Fund (Sempra Stock Fund) which is invested solely in Sempra Energy common stock, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2017. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2017. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2017 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-Elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock through the Sempra Stock Fund, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock. In May 2018, the TradeLink Plus account was transferred from Pershing LLC to a Personal Choice Retirement Account (PCRA) held with Charles Schwab.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held, through the Master Trust, 3,831,965 shares and 4,104,551 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $11,613,464 during the year ended December 31, 2017.

Newport Trust Company (“Newport,” formerly Evercore Trust Company, N.A.), is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determined to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2017 and 2016.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation.

3.       TAX STATUS

The IRS has determined and informed the Company by a letter dated July 12, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

4.       PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2017 and 2016, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2017 had maturity dates through December 2032. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.       INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2017 and 2016 are summarized as follows:

	As of December 31, 2017
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$409,714
Mutual funds	799,697	318,376
Stable value fund	201,572	64,699
Common/collective trusts	1,544,545	602,081

Master Trust investments	3,618,820	1,394,870

Plus:
Cash	440	3
Notes receivable from participants	77,056	28,179
Dividends receivable	7,419	2,853
Employer contributions receivable	7	3
Participant contributions receivable	19	9

Net assets available for plan benefits	$3,703,761	$1,425,917

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$413,082
Mutual funds	718,574	288,046
Stable value fund	224,830	76,785
Common/collective trusts	1,288,472	505,221

Master Trust investments	3,331,730	1,283,134

Plus:
Cash	101	-
Notes receivable from participants	75,546	28,415
Dividends receivable	7,422	2,809
Employer contributions receivable	9	1
Participant contributions receivable	29	3

Net assets available for plan benefits	$3,414,837	$1,314,362

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2017, is as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$73,108
Mutual funds	113,136
Stable value fund	143
Common/collective trusts	232,283

Net appreciation in fair value of investments	$418,670

Dividend income	$50,193

6.       FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•      Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•      Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•      Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	2017	2016

Level 1 investments:
Sempra Energy common stock	$1,073,006	$1,099,854
Mutual funds	799,697	718,574

Total level 1 investments	1,872,703	1,818,428

Investments measured at NAV*:
Stable value fund	201,572	224,830
Common/collective trusts	1,544,545	1,288,472

Total investments	$3,618,820	$3,331,730

*      Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2017 or 2016.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. Beginning July 15, 2017, the Fidelity International Asset Management (FIAM) Select International Equity Commingled Pool Fund no longer has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.       STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2018 through December 2032	**	$28,178,943

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

Southern California Gas
Company Retirement
Savings Plan

Employer ID No: 95-1240705

Plan Number: 002

Financial Statements as of December 31, 2017 and
2016, and for the Year Ended December 31, 2017,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public
Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Southern California Gas Company Retirement Savings Plan

San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2018

We have served as the auditor of the Plan since at least 1980; however, the specific year has not been determined.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

(Dollars in thousands)

	2017	2016

CASH AND CASH EQUIVALENTS	$437	$82

INVESTMENT — Interest in Sempra Energy Savings Master Trust, at fair value	1,891,318	1,752,714

RECEIVABLES:
Notes receivable from participants	45,565	44,203
Dividends	4,049	4,102
Employer contributions	3	7
Participant contributions	10	22

Total receivables	49,627	48,334

NET ASSETS AVAILABLE FOR BENEFITS	$1,941,382	$1,801,130

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust investment gain	$241,386

Contributions:
Employer	21,825
Participant	71,726
Participant rollovers	1,654

Total contributions	95,205

Interest income on notes receivable from participants	1,923

Total additions	338,514

DEDUCTIONS:
Distributions to participants or their beneficiaries	199,952
Administrative expenses	481

Total deductions	200,433

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	138,081

PLAN TRANSFERS:
Transfers from plans of related entities	5,357
Transfers to plans of related entities	(3,186)

Net plan transfers into plan	2,171

INCREASE IN NET ASSETS	140,252

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,801,130

End of year	$1,941,382

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Nonrepresented participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Represented participants are eligible to receive an Employer matching contribution after one year in which they complete 1,000 hours of service.  Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, through the Company Stock Fund (Sempra Stock Fund) which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2017. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2017. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2017 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-Elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock through the Sempra Stock Fund, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock. In May 2018, the TradeLink Plus account was transferred from Pershing LLC to a Personal Choice Retirement Account (PCRA) held with Charles Schwab.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held, through the Master Trust, 5,568,653 and 6,141,188 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $16,432,845 during the year ended December 31, 2017.

Newport Trust Company (“Newport,” formerly Evercore Trust Company, N.A.), is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determined to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2017 or 2016.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated August 7, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2017 and 2016, interest rates on loans ranged from 4.25% to 9.25%. Loans outstanding at December 31, 2017 had maturity dates through January 2033. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2017 and 2016 are summarized as follows:

	As of December 31, 2017
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$595,400
Mutual funds	799,697	400,010
Stable value fund	201,572	119,929
Common/collective trusts	1,544,545	775,979

Master Trust investments	3,618,820	1,891,318

Plus:
Cash	440	437
Notes receivable from participants	77,056	45,565
Dividends receivable	7,419	4,049
Employer contributions receivable	7	3
Participant contributions receivable	19	10

Net assets available for plan benefits	$3,703,761	$1,941,382

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$618,049
Mutual funds	718,574	359,430
Stable value fund	224,830	129,588
Common/collective trusts	1,288,472	645,647

Master Trust investments	3,331,730	1,752,714

Plus:
Cash	101	82
Notes receivable from participants	75,546	44,203
Dividends receivable	7,422	4,102
Employer contributions receivable	9	7
Participant contributions receivable	29	22

Net assets available for plan benefits	$3,414,837	$1,801,130

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2017, is as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$73,108
Mutual funds	113,136
Stable value fund	143
Common/collective trusts	232,283

Net appreciation in fair value of investments	$418,670

Dividend income	$50,193

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	2017	2016

Level 1 investments:
Sempra Energy common stock	$1,073,006	$1,099,854
Mutual funds	799,697	718,574

Total level 1 investments	1,872,703	1,818,428

Investments measured at NAV*:
Stable value fund	201,572	224,830
Common/collective trusts	1,544,545	1,288,472

Total investments	$3,618,820	$3,331,730

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2017 or 2016.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. Beginning July 15, 2017, the Fidelity International Asset Management (FIAM) Select International Equity Commingled Pool Fund no longer has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2018 through January 2033	**	$45,565,077

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2018	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2018	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2018	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy